

October 1, 2010

James K. Price, Chief Executive Officer and Director
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, Georgia 30305

> **Re: ExamWorks Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2010**
> **File No. 333-168831**

Dear Mr. Price:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed September 27, 2010

Use of Proceeds, page 21

1.   We note your revised disclosure in response to comment nine of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to indicate the dollar amount allocated to fund your acquisition program and the amount allocated for working capital and other general corporate purposes.

2.   We note the following statement "the actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated … Accordingly, our management will have broad discretion in applying the net proceeds of this offering." Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Our Industry, page 40

3.   We note your revised disclosure in response to comment 13 of our letter dated September 10, 2010 and we reissue the comment. Please provide your basis for the statements made in this section. As a non-exclusive example, we note your statement regarding the company's belief that the IME industry represented sales volumes in 2009 were "approximately $4 billion in the U.S., $6 billion in Canada, and $.05 billion in the United Kingdom" based on your analysis of available data. Please disclose to what available data you are referring and revise your disclosure for all similar statements accordingly.

Acquisitions, page 41

4.   We note your revised disclosure in response to comment 14 of our letter dated September 10, 2010.   Please revise to define "best practices" and discuss, in greater detail, the company's plan to leverage its industry knowledge and position.

Results of Operations, page 42

5.   We note your response to comment 15 of our letter dated September 10, 2010. Please revise your prospectus in order to incorporate your response.

Credit Facility

6.   Please revise to indicate the total amounts outstanding under the credit facility.

Business, page 58

7.   We note your revised disclosure and response to comment 16 of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to include your response in the document as the basis for the statement that the company "is a leading provider of independent medical examinations …." Additionally provide us with your analysis that shows that the company is the largest IME service provider based on revenue.

8.   We note your revised disclosure in response to comment 17 of our letter dated September 10, 2010 and we partially reissue the comment. Please discuss in greater detail what qualifications, experience, and availability of 'other medical providers'.

Our Competitive Strengths, page 60

9.   We note your revised disclosure in response to comment 23 of our letter dated September

10, 2010 and we reissue the comment. Please provide a balanced presentation of your competitive position. We remain unclear as to why you believe your competitors do not focus on "quality and assistance with continuing medical education programs." Please revise or advise.

Medical Panel, page 63

10.   We note your revised disclosure in response to comment 24 of our letter dated September 10, 2010 and partially reissue the comment. Please revise to briefly define "credentialed" as it pertains to other medical providers.

11.   We note your revised disclosure in response to comment 25 of our letter dated September 10, 2010. Please provide the basis for your statement that you believe "no competitor in the IME industry uses a PVCCN or any of its associated capabilities." If the company's opinion in the only basis for this statement, please remove.

Clients, page 66

12.   We note your response to our comment 26 of our letter dated September 10, 2010. We reissue the comment. Please disclose the name of your client who contributed 11% of total revenue for the year ended December 31, 2009.

Competitive Landscape, page 66

13.   We note your revised disclosure in response to comment 27 of our letter dated September 10, 2010. Please revise your disclosure to clarify the principal methods of competition in all three countries.

Intellectual Property, page 69

14.   We note your revised disclosure in response to comment 29 of our letter dated September 10, 2010 and we reissue the comment. Please provide the duration of the intellectual property you describe in this section.

Management and Board of Directors, page 72
Our Executive Officers, Certain Key Employees, and Directors, page 72

15.   We note your revised disclosure in response to comment 31 of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to clarify the gap in employment Mr. LeMaire from September 2007 until September 2008.

Board's Role in Risk Oversight, page 78

16.   We note your revised disclosure in response to comment 33 of our letter dated September

10, 2010. We note that your revised disclosure does not include any disclosure in response to Item 402(s) of Regulation S-K. As previously requested, please supplementally advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 78

17.   We note that your Director Compensation table includes Richard Perlman and James Price. Please consider removing them from the Director Compensation table or revise to provide the same information that is reflected in the Summary Compensation Table. See Item 402(k)(2)(ii) of Regulation S-K.

Executive Compensation, page 80
Compensation Discussion and Analysis, page 80

18.   We note your revised disclosure regarding comment 35 of our letter dated September 10, 2010. It continues to be unclear as to how annual cash incentives and bonuses are determined. Finally please reconcile the statements that bonus payment amounts are determined after considering each individual executive officer's performance during the year and your statement that your executive chairman and chief executive officer will not receive any cash incentive payment or bonus payment in 2010.

19.   We note your revised disclosure in response to comment 36 of our comment letter dated September 10, 2010. Please revise to more specifically disclose the aspects of Mr. Kozlowski's performance and achievements that led to the conclusion such stock options were warranted.

20.   We note your response to comment 37 and your revised disclosure in footnote five to the summary compensation table. Please revise to include such amounts, both the cash and stock awards, in the actual table, in addition to the footnote disclosure. Finally, please reconcile Mr. Perlman's All Other Compensation amount in the summary compensation table with the value given in the subsequent table.

Certain Relationships and Related Party Transactions, page 92

21.   We note your revised disclosure in response to comment 43 of our letter dated September 10, 2010. It appears that the company has both service and consulting agreements with Drs. Decter and Robbins. We note your disclosure regarding the material terms of the service agreements. Please revise to disclose the material terms of the consulting agreements with Drs. Decter and Robbins. Please specifically address the duration, termination date, and any options for renewal in the consulting agreements.

ExamWorks Group, Inc. and Subsidiaries
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(3) Acquisitions, page F-20

22.   We reviewed your response to our prior comment 48. Your response did not address our comment therefore it is being reissued. We note from your date of inception through July 2008, your sole operation was to raise funds for the purpose of acquiring IMF businesses. On July 14, 2008, we note you acquired CFO Medical Services, Crossland Medical Review Services and Southwest Medical Examination Services and entered the business of IME. As a result, either one or all three of these entities would be considered your predecessor. For purposes of financial statements, designation of an acquired business as a predecessor is generally required where a registrant succeeds to substantially all of the business of another entity or group of entities and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired. Typically, the first acquired business is considered the predecessor entity; however, if a group of businesses were the first acquisition, you must consider factors such as whether you negotiated the acquisition of the group at the same time, the size of the individual businesses in comparison to the others in the group, etc. in determining which entity within the group is the predecessor. Alternatively, you may have multiple predecessors where all of the businesses acquired on July 14, 2008 are considered to be predecessor entities. Please tell us which entity(ies) is your predecessor, and provide us with a detailed explanation as to the basis for such determination.

23.   In connection with the comment above, please revise here and throughout your registration statement to present predecessor financial information. Please note that audited financial statements for your predecessor(s) are required to be presented, and labeled accordingly, for the fiscal year end December 31, 2007 and the period from January 1, 2008 through July 13, 2008. In addition, please note your predecessor's operations and financial information must be reflected in the forepart of this filing, including Management's Discussion and Analysis and selected financial data.

24.   We note your response to our prior comment 50 which states that three audits (Verity, Exigere, and UKIM) are still in progress and their financial statements will be filed as soon as they are complete. Please note that we may have further comments upon review of these financial statements.

25.   We have reviewed your response to our prior comment 51. Your response did not provide the disclosures required, thus the comment has been reissued. Please provide qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

Exhibits

26.   We note your response to comment 53 and revised disclosure to the exhibits. Please file Exhibit 10.1.7 in its entirety as required by Item 601(b)(10) of Regulation S-K or advise us in detail why you believe that the exhibit in Exhibit 10.1.7 is not required to be filed. We may have further comment.

27.   We note that you will submit confidential treatment requests for a number of exhibits. We will provide comments, if any, regarding the confidential treatment request when available. Please be advised we may have additional comments on the registration statement as a result of the review of the confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3737 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Reinaldo Pascual, Esq.
FAX: (404) 685-5227